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                                                              EXHIBIT (a)(1)(ii)

                           [LETTERHEAD OF NEXT LEVEL]

Contacts: Andy Brimmer or Dan Katcher
          Joele Frank, Wilkinson Brimmer Katcher
          212-355-4449

NOT FOR IMMEDIATE RELEASE
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           NEXT LEVEL BOARD AND INDEPENDENT COMMITTEE DETERMINES THAT
        MOTOROLA'S UNSOLICITED TENDER OFFER IS INADEQUATE AND RECOMMENDS
                       THAT STOCKHOLDERS REJECT THE OFFER

           Significantly Undervalues Next Level's Long-term Prospects

Motorola's Process to Squeeze Out Next Level Stockholders is Unfair and Coercive

  Next Level and Stockholders File Suit Against Motorola to Enjoin the Offer in
                           Delaware Court of Chancery

ROHNERT PARK, Calif., Feb. 04, 2003--Next Level Communications, Inc. (Nasdaq:
NXTV) today announced that its Board of Directors has determined that Motorola, Inc.'s (NYSE: MOT) unsolicited tender offer to acquire all outstanding shares of Next Level stock not already held by Motorola for $1.04 per share is inadequate and that the process Motorola is using to squeeze out the minority stockholders is unfair. The Next Level Board's decision was based upon the unanimous recommendation of its Independent Committee made after careful consideration, including a review of the financial aspects of Motorola's unsolicited tender offer with independent financial advisor, Morgan Stanley.

Accordingly, the Next Level Board recommends that stockholders reject Motorola's unsolicited tender offer and not tender their shares pursuant to Motorola's unsolicited tender offer.

"Over the past two years, Motorola has taken steps to try to ensure that it is our sole source of financing. Now Motorola is attempting to take advantage of Next Level at a time when its stock price is depressed and we are unable to fully communicate the strength of our business to our stockholders because of non-disclosure agreements with our customers," said the Independent Committee. "We believe Motorola is attempting to coerce Next Level minority stockholders into accepting an inadequate offer which significantly undervalues the long-term potential of Next Level. We do not support an inadequate offer and a process that is unfair to our minority stockholders."

"We believe that Motorola has made its unsolicited offer directly to Next Level stockholders to attempt to avoid negotiating with Next Level's Independent Directors, who have fiduciary duties to protect the interests of our minority stockholders," continued the Independent Committee. "For Motorola to complete its offer, a majority of the outstanding shares it does not own must be tendered. By not tendering, Next Level minority stockholders can prevent the unsolicited offer from going forward and send a strong signal that they want Motorola to talk with the Independent Committee about a variety of options that recognize Next Level's true long-term value."

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Reasons for Next Level's Recommendation

In reaching its determination and recommendations, the Next Level Board concurred with the Independent Committee's recommendation that Motorola's unsolicited tender offer is inadequate and unfair to minority stockholders for the following reasons:

..    The Next Level Board's belief that Motorola's unsolicited tender offer is inadequate from a financial point of view. This belief is based on the following factors:

     .    The Next Level Board believes that Motorola's unsolicited tender offer
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          significantly undervalues Next Level's long-term prospects. In
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          particular, the Next Level Board believes that Next Level's continuing progress with the Regional Bell Operating Companies and other major North American telecommunications service providers could result in significantly increased revenue and operating performance. Next
          Level's achievement of its financial projections throughout the past year also gives the Next Level Board increased confidence in Next Level's abilities to achieve its future financial projections.

     .    The opinion of Morgan Stanley to the effect that, as of February 3,
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          2003, and subject to and based upon the assumptions and other
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          considerations set forth in the written opinion, the $1.04 per share
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          to be received by holders of shares of common stock pursuant to the
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          Motorola unsolicited tender offer is inadequate, from a financial
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          point of view, to the holders of shares (other than Motorola and its
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          affiliates.) The full text of the opinion of Morgan Stanley, dated
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          February 3, 2003, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached as an annex to the Schedule 14D-9 that has been filed with the Securities and Exchange Commission and is being mailed to stockholders.

     .    Next Level has made significant improvement in its operating results
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          and financial position over the last year as follows:
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          .    Revenues for the fourth quarter of 2002 grew 15% from the prior quarter from $12.3 million to $14.2 million, and Next Level's December 31, 2002 backlog increased to $7.9 million from $2.8 million at September 30, 2002.

          . Cash flow from operations improved from negative $127.8 million in 2001 to negative $34.1 million in 2002 and negative $5.1 million in the fourth quarter of 2002. During 2002, Next Level reduced annual operating expenses by more than $40 million from the prior year and aggressively managed working capital as demonstrated by significant inventory reductions and collection improvements over the last year.

          . As of December 2002, Next Level's cash balance was $33.4 million, and its notes payable and gross long-term liabilities had been reduced by $58.6 million over the last year to $97.8 million as of December 31, 2002.

          . Next Level has exceeded or come within the range of its publicly disclosed revenue projections for each of the last four quarters.

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     .    The Next Level Board believes that conditions are improving in Next
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          Level's business. In the past two years, major telephone companies
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          have seen declining revenues and the loss of millions of customers to cable television companies, competitive local exchange carriers ("CLECs") and wireless providers, and Next Level believes that it has the only commercially proven, cost-effective solution enabling telephone companies to compete service-for-service with these companies. Next Level believes that the primary catalyst for its business growth comes from the need for telecommunications carriers to offer a bundle of digital TV and high-speed Internet services, as well as voice services, in order to protect their customer bases from the incursion of cable television companies, CLECs and wireless providers. A major telecommunications company is in the process of rolling out such bundled services using the Next Level platform throughout Winnipeg, Canada.

     .    Motorola's unsolicited tender offer represented only a 14% premium to
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          the $0.91 closing price for the shares on January 10, 2003, and
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          represented a 14% discount to the average closing price of $1.22 for
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          the shares for the 12 months preceding January 10, 2003,
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          notwithstanding the substantial improvement in the financial condition
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          and prospects of Next Level over that time period. Since the
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          commencement of Motorola's unsolicited tender offer, shares of Next
          Level common stock have consistently traded higher than the $1.04 Motorola offer. The closing price per share on Nasdaq on February 3, 2003 was $1.25.

..    The Next Level Board believes that the process by which Motorola is attempting to acquire the minority shares is unfair. This belief is based on the following factors:

          .    The Next Level Board believes that Motorola has taken steps to
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               create a situation in which stockholders are unfairly pressured
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               to tender into Motorola's unsolicited tender offer to avoid being
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               left with shares in a company that appears to lack financing.
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               During the past two years Motorola has taken steps to ensure that it is the sole source of financing for Next Level. Despite regular requests by Next Level management during this period, Motorola has failed to participate in developing and approving a long-term financing plan for Next Level. Motorola also has used its negotiated rights to veto financing opportunities identified by Next Level and has instead provided funding to Next Level on a short-term, stop-gap basis. In late 2002, Motorola finally advised Next Level that it did not wish to fund Next Level's 2003 business plan. The Next Level Board believes that Motorola's delay in responding to Next Level's inquiries about financing have significantly impaired Next Level's ability to obtain third-party financing.

          .    The Next Level Board believes that Motorola has taken steps to
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               create a situation in which stockholders are unfairly pressured
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               to tender into Motorola's unsolicited tender offer to avoid being
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               left with shares in a company that may become subject to a "going
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               concern" qualification. In this regard, management advised the
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               Independent Committee that notwithstanding Next Level's improved balance sheet and the potential availability of sufficient cash to fund Next Level's operations through the end of 2003, management believes that Next Level must receive a commitment to provide as much as $30 million in additional financing in order to avoid a qualified "going concern" audit opinion in its 2002 annual report to be filed by March 31, 2003, which likely would have a materially adverse affect on Next Level's business and stock price. Management further advised the Independent Committee that it had made Motorola aware of the need for a financing commitment to avoid a "going concern" qualification and had sought to achieve a solution, but that Motorola failed to respond in timely fashion or to assist Next Level in addressing the issue.

                                     -more-

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          .    The Next Level Board believes that Motorola's unsolicited tender
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               offer is deliberately timed to take advantage of Next Level at a
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               time when its stock price is depressed and when Next Level cannot
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               fully inform its stockholders about the value inherent in its
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               business plan due to confidentiality agreements with customers.
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               The Next Level Board further considered that Motorola is aware of
               Next Level's non-public information and has timed Motorola's unsolicited tender offer to take advantage of the information Motorola possesses before Next Level begins to realize its potential.

The Next Level Board believes that Motorola's unsolicited tender offer, particularly when considered with Motorola's past conduct and support, Motorola's abrupt change of position with respect to its ongoing support of Next Level and Motorola's refusal to negotiate has a coercive effect on Next Level and the Minority Stockholders. Thus, the Next Level Board believes that Motorola's process is unfair and that Motorola is trying to avoid a negotiated transaction in which Motorola has a legal duty to pay the Minority Stockholders a fair price for their shares.

Next Level and Stockholders File Suit Against Motorola in Delaware

Next Level also announced today that on February 4, 2003, Next Level, Next Level Partners, LLC, the owner of more than 1.8 million Next Level shares, and Spencer Segura and Jacqueline Segura, the owners of approximately 600,000 Next Level shares, filed suit against Motorola in the Court of Chancery of the State of Delaware, in and for New Castle County.

Plaintiffs allege among other things that:

       (i) Motorola violated the non-disclosure agreement between Next Level and Motorola by using confidential information from Next Level to plan, launch and carry out the Motorola Offer;
       (ii) Motorola breached its fiduciary duty as a controlling stockholder of Next Level by using inside information to plan, launch and carry out the Motorola Offer;
       (iii) the Motorola Offer is substantively coercive because the Minority Stockholders are not, and cannot be informed of, material information that would affect Next Level's market value and the economic decision whether to tender;
       (iv) the Motorola Offer is structurally coercive because Motorola has not explicitly committed to purchasing shares not tendered in a second step short form merger;
       (v) the Motorola Offer is coercive because Motorola, having ensured that Next Level has no outside financial support, has threatened that it will no longer support Next Level as an independent company;
       (vi) the Motorola Offer is subject to entire fairness review and fails that test because the offer is not made at a fair price and Motorola did not follow a fair process;
       (vii) Motorola's refusal to consent to the Independent Committee adopting a stockholder rights plan was a breach of fiduciary duty;
       (viii) Motorola breached its fiduciary duty of disclosure by materially misstating and omitting certain facts in the Schedule TO;
       (ix) certain provisions in preferred stock held by Motorola which allegedly prevent Next Level from adopting a stockholder rights plan (the "Blocking Preferred") conflict with Section 141(a) of the Delaware General Corporation Law and are thus invalid; and
       (x) the shares held by Next Level's officers should be included in determining whether the Motorola Offer meets the Minimum Tender Condition.

                                     -more-

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                                       -5-

Plaintiffs have asked the Court of Chancery to preliminarily and permanently enjoin the Motorola Offer, to rescind the Motorola Offer and any related transactions to the extent they are completed, to compel Motorola to correct its defective disclosures, to require Motorola to pay a "fair price" to the Next Level stockholders if it proceeds with the Motorola Offer, to require Motorola to pay substantial damages to Next Level, to invalidate the Blocking Preferred and to declare that the shares held by Next Level's officers be included in determining whether the Motorola Offer meets the Minimum Tender Condition.

On January 16, 2003, Next Level announced that its Board of Directors had formed an Independent Committee composed of Walter S. Clay, Alex Good, Craig Kornblau and Paul Latchford, all of whom are independent, non-management directors unaffiliated with Motorola, to review and evaluate Motorola's unsolicited offer. The Independent Committee constitutes a majority of the entire Next Level Board of Directors. To assist the Independent Committee with its review, the Committee has retained Latham & Watkins and Richards, Layton & Finger as legal counsel, Morgan Stanley as financial advisor and MacKenzie Partners, Inc. as stockholder relations advisor.

Stockholders may obtain a free copy of the solicitation/recommendation statement, which has been filed by Next Level with the Securities and Exchange Commission, at the SEC's Web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement by directing requests to Mackenzie Partners Inc. at 800-322-2885 or 212-929-5500, or via e-mail at proxy@mackenziepartners.com.

About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level's highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, Calif., the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit http://www.nlc.com.

                                      # # #

Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.